

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2018

Thomas M. McGeehan
Chief Financial Officer
Global Indemnity Limited
27 Hospital Road
George Town, Grand Cayman
KY1-9008 Cayman Islands

   Re: Global Indemnity Limited
    Registration Statement on Form S-3
    Filed March 9, 2018
    File No. 333-223546

Dear Mr. McGeehan:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed on March 9, 2018

Incorporation by Reference, page 9

1. Item 12(a)(2) of Form S-3 requires that specified documents be incorporated by reference by means of a statement to that effect in the prospectus listing all such documents. Please revise your disclosure to list the reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report incorporated by reference under Item 12(a)(1) of Form S-3.

General

2. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we will not be in a position to accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. Please refer to Securities Act Forms Compliance and Disclosure Interpretations Question 123.01 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christine Westbrook at (202) 551-5019 or Erin Jaskot at (202) 551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Stephen Ries, Esq.